SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                        ARMOR ALL PRODUCTS CORPORATION
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  042256-10-7
                                 (CUSIP NUMBER)

                             Ivan D. Meyerson, Esq.
                      Vice President and General Counsel
                             McKesson Corporation
                                One Post Street
                       San Francisco, California  94104
                                 (415) 983-8300
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy to:

                             Paul T. Schnell, Esq.
                     Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York  10022
                                 (212) 735-3000

                               December 31, 1996
                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

               Check the following box if a fee is being paid with this statement: ( )


                                         13D
   CUSIP NO.          042256-10-7


   1       NAME OF REPORTING PERSONS
           S.S. OR I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS

                          MCKESSON CORPORATION
                   I.R.S. IDENTIFICATION NO. 94-32 07296

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a) ( )
                                                               (b) ( )
   3       SEC USE ONLY

   4       SOURCE OF FUNDS
                                     00

   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    ( )
           PURSUANT TO ITEM 2(d) or 2(e)

   6       CITIZEN OR PLACE OF ORGANIZATION
                          STATE OF DELAWARE

      NUMBER OF
       SHARES                7       SOLE VOTING POWER                 0
    BENEFICIALLY
      OWNED BY               8       SHARED VOTING POWER               0
        EACH
     REPORTING               9       SOLE DISPOSITIVE POWER            0
     PERSON WITH
                            10       SHARED DISPOSITIVE POWER          0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      0

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      ( )
           CERTAIN SHARES

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           0%

   14      TYPE OF REPORTING PERSON                                     CO


                    This Amendment No. 2 amends the Schedule 13D
          (the "Schedule 13D") filed on December 1, 1994, as amended by Amendment No. 1, filed on December 6, 1996 ("Amendment No. 1"), by McKesson Corporation, a Delaware corporation ("McKesson"), with respect to common stock, par value $0.01 per share (the "Shares"), of Armor All Products Corporation, a Delaware corporation ("Armor All"), whose executive offices are located at 6 Liberty, Aliso Viejo, California 92656.

                    Unless otherwise defined herein, each
          capitalized term used herein has the same meaning ascribed to it in the Schedule 13D and Amendment No. 1 thereto.

          Item 5.   Interest in Securities of the Issuer.

                    On December 30, 1996, McKesson tendered its
          Shares pursuant to the contracts, arrangements and understandings set forth in Item 6 of Amendment No. 1, which Amendment No. 1, including all Exhibits thereto, is incorporated herein by reference. The Offer by Shield for all outstanding Shares, at a price of $19.09 per Share, expired at 12:00 midnight, New York time, on
          Monday, December 30, 1996.   Based on a preliminary count
          from First Chicago Trust Company of New York (the "Depositary"), a total of 21,119,908 Shares including both approximately 419,202 Shares subject to guarantee of delivery and all of the 11,624,900 Shares held by McKesson (representing 54.9% of the outstanding Shares) were validly tendered and not properly withdrawn pursuant to the Offer. On December 31, 1996, Shield directed the Depositary to accept for payment all Shares validly tendered as of the expiration date of the Offer, including those Shares tendered by McKesson. Consequently, McKesson ceased to be the beneficial owner of more than five percent of the issued and outstanding Shares on that date.

                    A copy of a joint press release issued by Armor All and Clorox pertaining to the Offer is filed as
          Exhibit 1 and is incorporated herein by reference.

          Item 7.   Material to be filed as Exhibits.

                    Item 7 is hereby amended to include the
          following:

          Exhibit 1: Press Release issued by The Clorox Company and Armor All Products Corporation on
                         December 31, 1996.


                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

          Dated:  January 9, 1997

                                   McKESSON CORPORATION

                                   By:   /s/ Nancy A. Miller
                                         Nancy A. Miller
                                         Vice President and Secretary



                                EXHIBIT INDEX

          Exhibit     Description                           Page

            1         Press Release issued by The Clorox
                      Company and Armor All Products
                      Corporation on December 31, 1996*      N/A

          -------------------
            * Incorporated by reference from Exhibit (a)(11) of Amendment No. 3 (Final Amendment) to Schedule 14D-1 Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934 filed by Shield Acquisition Corporation and The Clorox Company on December 31, 1996.